                       MERRILL LYNCH CAPITAL CORPORATION
                             World Financial Center
                                  North Tower
                                250 Vesey Street
                           New York, New York  10281

                                                                October 21, 1997

Madison Dearborn Partners II, L.P.
c/o Madison Dearborn Partners, Inc.
Three First National Plaza
Suite 1330
Chicago, Illinois  60602


Attention:  Benjamin D. Chereskin

          Re:  Credit Facilities Commitment Letter
               -----------------------------------

Ladies and Gentlemen:

          You have advised Merrill Lynch Capital Corporation ("Merrill Lynch") that Madison Dearborn Partners, Inc. ("Madison") intends to form a new corporation ("Newco") which will enter into a merger agreement (the "Merger Agreement") with Tuesday Morning Corporation, a Delaware corporation ("Company" or "Borrower") pursuant to which Newco will acquire (the "Acquisition") not less than 80% (on a fully diluted basis) of the capital stock of Company after giving effect to the consummation of the transactions described herein. It is currently anticipated that management of Company would continue their equity interest in Company after giving effect to the Merger in an amount of capital stock of Company such that after giving effect to the Merger such management would continue to have an equity interest in New Company on a fully diluted basis as of the date of consummation of the Merger in an amount reasonably acceptable to Merrill Lynch (the "Management Rollover"). Pursuant to the Merger Agreement, Newco will merge (the "Merger") with and into Company and Company will be the survivor ("New Company" or "New Borrower"). Pursuant to the Merger Agreement, the consideration per share to be paid to the holders of Company's common stock which are cashed out in the Merger shall not exceed $25 per share and $325 million in the

                                      -2-
Merger shall not exceed $25 per share and $325 million in the aggregate.

          You have advised Merrill Lynch that in connection with the consummation of the Acquisition (i) Newco will raise gross proceeds of $115 million (less the amount of the Management Rollover) from the issuance by it to one or more of affiliates of Madison of common equity of Newco or pay-in-kind preferred equity of Newco having terms and conditions satisfactory to Merrill Lynch (the "Equity Financing"), (ii) Company will raise gross cash proceeds of $100 million from the issuance by Company of unsecured senior subordinated notes (the "Senior Subordinated Notes") on terms and conditions and pursuant to documentation satisfactory to Merrill Lynch and with no scheduled payments of principal prior to scheduled maturity (the "Senior Subordinated Financing"), and
(iii) Company will enter into the Credit Facilities described herein. In addition, upon consummation of the Merger, Company intends to repay all indebtedness and terminate all commitments to make extensions of credit under the existing credit facilities of Company and its subsidiaries (the "Existing Debt") (it being understood that certain other debt, such as trade debt, capital leases and certain other debt reasonably acceptable to Merrill Lynch (including the outstanding mortgage debt not to exceed an aggregate principal amount of $5.0 million) shall remain in place, and the term "Existing Debt" shall not include any such debt). The Acquisition, the Merger, the Equity Financing, the Senior Subordinated Financing, the repayment of all debt and cancellation of all commitments to make extensions of credit under the Existing Debt (the "Existing Debt Repayment"), and the entering into and borrowings under the Credit Facilities by the parties herein described are herein referred to as the "Transactions".

          We further understand that the precise structure of the Transactions will be under continuing consideration, may vary from the foregoing and will be subject to our mutual agreement.

          You have requested that Merrill Lynch commit to provide to the Company $200 million aggregate principal amount of senior credit facilities (the "Credit Facilities") to finance the Merger and the Existing Debt Repayment and to pay certain related fees and expenses, such Credit Facilities comprising (a) two senior term loan facilities in an aggregate principal amount of $110 million (the "Term Loan Facilities"), such aggregate principal amount to be allocated among (i) a Term Loan A Facility in an aggregate principal amount of $40 million

(the "Term Loan A Facility"), and (ii) a Term Loan B Facility in an aggregate principal amount of $70 million (the "Term Loan B Facility"), and (b) a borrowing base revolving credit facility in an aggregate principal amount of $90 million (the "Revolving Facility"). A portion of the Revolving Facility to be mutually determined will be available as a letter of credit subfacility.

          You have advised Merrill Lynch that immediately after giving effect to the Transactions, New Company and its subsidiaries will have no indebtedness or preferred stock outstanding, except the Senior Subordinated Notes, the Credit Facilities, any pay-in-kind preferred stock of Newco issued as part of the Equity Financing and certain other existing debt (such as trade debt, capital leases and outstanding mortgage debt not to exceed an aggregate principal amount of $5.0 million) disclosed to Merrill Lynch and reasonably acceptable to Merrill Lynch.

          Accordingly, subject to the terms and conditions set forth below, Merrill Lynch hereby agrees with you as follows:

          1. Commitment. Merrill Lynch hereby commits to provide the Credit Facilities to Company upon the terms and subject to the conditions set forth or referred to herein, in the fee letter (the "Fee Letter") dated the date hereof and delivered to you, and in the Summary of Terms and Conditions attached hereto (and incorporated by reference herein) as Exhibit A (the "Term Sheet"). The initial extensions of credit under the Credit Facilities will occur simultaneously with the consummation of the other Transactions.

          It is a condition of Merrill Lynch's commitment hereunder that Merrill Lynch (or at Merrill Lynch's election, one of its affiliates) act as sole and exclusive arranger of and syndication agent for (the "Arranger") the Credit Facilities, it being understood and agreed that the Arranger will perform all functions and exercise all authority (including, without limitation, (a) serving as sole manager of the syndication effort, (b) selecting counsel for the Arranger, and (c) negotiating definitive documentation for the Credit Facilities (the "Credit Documents")) customarily performed and exercised by agent banks in such capacity. The appointment of any co-agents for the Credit Facilities would be subject to the prior approval of Merrill Lynch (not to be unreasonably withheld). The co-agent title and other titles awarded to syndicate participants would not entail any role with respect to the matters referred to in this paragraph without the prior consent of Merrill Lynch (not to be unreasonably withheld). Merrill

Lynch may select, after consultation with you, a Lender reasonably acceptable to you to act as an administrative agent (in such capacity, the "Administrative Agent") to perform such ministerial and administrative functions as Merrill Lynch, in its reasonable discretion, may desire.

          2. Syndication. Merrill Lynch reserves the right and intends, prior to or after the execution of the Credit Documents, to syndicate all or a portion of its commitment to one or more financial institutions reasonably acceptable to you (Merrill Lynch and such financial institutions being referred to herein as the "Lenders") that will become parties to the Credit Documents, and in that connection, promptly following your acceptance of Merrill Lynch's commitment hereunder, Merrill Lynch will commence the syndication of the Credit Facilities to such Lenders. Upon your acceptance of the commitment of any Lender to provide a portion of the Credit Facilities, Merrill Lynch shall be released from a portion of its commitment hereunder in an aggregate amount equal to 100% of the commitment of such Lender. You agree that no Lender will receive compensation outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in the Credit Facilities. It is understood and agreed that, except as otherwise provided in the Fee Letter, the amount and distribution of the fees and other compensation referred to herein among the Lenders and to any Administrative Agent (or any co-agent) will be at Merrill Lynch's discretion, in consultation with you. It is understood and agreed that Merrill Lynch will manage all aspects of the syndication (but will consult with you in such matters), including, without limitation, decisions as to the selection of potential Lenders reasonably acceptable to you to be approached and when they will be approached, when their commitments will be accepted, which Lenders will participate, any naming rights (including the naming of co-agents, subject to your reasonable approval) and the final allocations of the commitments among the Lenders (which are likely not to be pro rata across facilities among Lenders).

          You agree actively to assist Merrill Lynch in achieving a timely syndication that is reasonably satisfactory to Merrill Lynch. The syndication efforts will be accomplished by a variety of means, including direct contact during the syndication between senior management (including, but not limited to, the chief executive officer, chief financial officer and treasurer of Newco and/or Company) and advisors and affiliates of Newco and/or Company and Madison and their respective affiliates on the one hand and proposed syndicate Lenders on the other hand. To assist Merrill Lynch in its syndication ef-forts, you agree that you will, promptly, upon Merrill Lynch's reasonable request, (a) provide, and cause your affiliates and advisors to provide to Merrill Lynch all information reasonably deemed necessary by Merrill Lynch to complete successfully the syndication, including but not limited to, information and projections (including, without limitation, any updated projections requested by Merrill Lynch) prepared by you or on your behalf relating to the transactions contemplated hereby, and (b) reasonably assist, and cause your affiliates and advisors reasonably to assist Merrill Lynch in the preparation of a confidential information memorandum and other marketing materials to be used in connection with the syndication, including making available at reasonable times and places representatives of Newco and/or Company and Madison and their respective affiliates and their respective subsidiaries. You also agree to use your reasonable best efforts to ensure that Merrill Lynch's syndication efforts benefit from your existing lending relationships. It is understood and agreed that Merrill Lynch shall be entitled, with your prior written consent, to change the structure of the Credit Facilities as described herein and in the Term Sheet (provided that the aggregate principal amount of the Credit Facilities, taken as a whole, remains the same) if Merrill Lynch deems such action advisable in order to ensure a successful syndication or an optimal credit structure.

          3. Fees. As consideration for Merrill Lynch's commitment hereunder and its agreement to arrange, manage, structure and syndicate the Credit Facilities, Company will pay to Merrill Lynch the fees as set forth in the Term Sheet and in the Fee Letter. All such fees shall be paid by wire transfer of immediately available funds in United States dollars.

          4. Conditions. Merrill Lynch's commitment hereunder is subject to the negotiation, execution and delivery of definitive Credit Documents reasonably satisfactory in all respects to Merrill Lynch and its counsel. Such definitive documentation shall reflect the terms and conditions set forth herein and in the Term Sheet and contain such other indemnities, covenants, representations and warranties, events of default, conditions precedent, security arrangements and other terms and conditions as are reasonably satisfactory to Merrill Lynch and you. Those matters that are not covered by or made clear under the provisions hereof or of the Term Sheet are subject to the approval and agreement of Merrill Lynch and you (it being understood that the terms and conditions of the Credit Documents shall not be inconsistent with the terms and conditions set forth herein or in the Term Sheet).

          Merrill Lynch's commitment hereunder is also subject to (a) no material adverse change shall have occurred in the loan syndication or financial, banking or capital market conditions generally from those in effect on the date hereof that, individually or in the aggregate, in the reasonable judgment of Merrill Lynch could reasonably be expected to adversely affect the consummation of the Transactions or the other transactions contemplated by this Commitment Letter or adversely affect the ability of Merrill Lynch to syndicate the Credit Facilities; no banking moratorium shall have been declared by federal or New York State banking authorities and shall be continuing; (b) from the date hereof through the syndication of the Credit Facilities none of Newco, Company or any of Company's subsidiaries shall have syndicated or issued, attempted to syndicate or issue, announced or authorized the announcement of the syndication or issuance of, or engaged in discussion concerning the syndication or issuance of (by private or public offering or otherwise), any debt facility or debt security of Newco, Company, New Company or any of Company's or New Company's subsidiaries, including renewals thereof, other than the Senior Subordinated Notes; and (c) the satisfaction of the other terms and conditions set forth or referred to herein (including, without limitation, those set forth in Sections 1, 2 and 5) and in the Term Sheet. For purposes of this Commitment Letter and the Term Sheet, the "subsidiaries" of Newco or Company shall be deemed to include those who will become subsidiaries of Newco or Company in connection with the Transactions.

          5. Information and Investigations. You hereby represent and covenant that (a) all information and data (excluding financial projections) concerning Madison, Newco, Company, New Company and Company's or New Company's subsidiaries, the Transactions and the other transactions contemplated hereby (the "Information") that have been made or will be prepared by or on behalf of you or any of your affiliates or authorized representatives or advisors and that have been or will be made available to Merrill Lynch by you or on your behalf in connection with the transactions contemplated hereby, taken as a whole, is and will be complete and correct in all material respects and does not and will not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made, and (b) all financial projections concerning Newco and New Company and their respective subsidiaries and the transactions contemplated hereby (the "Projections") that have been prepared by or on behalf of you or any of your affiliates or authorized representatives and that have been or will be made available to

Merrill Lynch by you or on behalf of you or any of your affiliates or authorized representatives or advisors in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions believed by you to be reasonable. You agree to supplement the Information and the Projections from time to time until the date of execution and delivery of the Credit Documents (the "Closing Date") and, if requested by Merrill Lynch, to cause New Company to do the same for a reasonable period thereafter necessary to complete the syndication of the Credit Facilities so that the representation and covenant in the preceding sentence remain correct. In arranging the Credit Facilities, including the syndication thereof, Merrill Lynch will be using and relying primarily on the Information and the Projections without independent check or verification thereof.

          Merrill Lynch's commitment hereunder is based upon the accuracy and completeness of the financial and other information provided to us by or on behalf of you. If Merrill Lynch becomes aware of material facts or information, or Merrill Lynch otherwise discovers, during its ongoing investigation of the legal, factual and financial premises on which the commitment herein is based, material information not previously disclosed to it, or Merrill Lynch discovers or otherwise learns of new material information or additional material developments concerning conditions or events previously disclosed to it, that Merrill Lynch believes (x) has had or could have, individually or in the aggregate, a material adverse effect on the Transactions or the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties or material agreements of Newco, Company or New Company, together with Company's or New Company's subsidiaries taken as a whole, as the case may be (and before and after giving effect to the Transactions), or (y) would be materially inconsistent with the assumptions underlying the Projections, then Merrill Lynch (a) shall be entitled to decline to participate in the financing contemplated hereby or (b) may, in its sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for Merrill Lynch and the other Lenders (it being understood that you are not obligated to agree to any such suggested alternative financing amounts or structures). In any such event, Merrill Lynch shall not be responsible or liable for any damages which may be alleged as a result of its failure, in accordance with the terms of this Commitment Letter, to provide the Credit Facilities.

          6. Indemnification and Contribution. By executing this Commitment Letter, you agree to indemnify and hold harmless

Merrill Lynch and each of the other Lenders and their respective officers, directors, employees, affiliates, agents and controlling persons (Merrill Lynch and each such other person being an "Indemnified Party") from and against any and all losses, claims, damages and liabilities, joint or several, to which any such Indemnified Party may become subject arising out of or in connection with or relating to this Commitment Letter, the Fee Letter, the Term Sheet, the Credit Facilities, the loans under the Credit Facilities, the use of proceeds of any such loan, any of the Transactions or any related transaction and the performance by Merrill Lynch or any of its affiliates of the services contemplated by this Commitment Letter and will reimburse any Indemnified Party for any and all reasonable expenses (including counsel fees and expenses) as they are incurred in connection with the investigation of or preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of Madison, Newco, Company, New Company, any of Company's or New Company's subsidiaries or affiliates and whether or not any of the transactions contemplated hereby are consummated or this Commitment Letter is terminated. You will not be liable under the foregoing indemnification provision to an Indemnified Party to the extent that any loss, claim, damage, liability or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's bad faith or gross negligence. Neither Merrill Lynch nor any other Indemnified Party shall be responsible or liable to you or any other person for any consequential damages which may be alleged as a result of this Commitment Letter or any of the transactions referred to herein.

          You agree that, without Merrill Lynch's prior written consent, neither you nor any of your affiliates or subsidiaries will settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification has been or could be sought under the indemnification provisions of this Commitment Letter (whether or not Merrill Lynch or any other Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent
(i) includes an unconditional written release in form and substance satisfactory to the Indemnified Parties of each Indemnified Party from all liability arising out of such claim, action or proceeding and (ii) does not include any statement as to or an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party.

          You shall not be required to indemnify an Indemnified Party or provide contribution to any Indemnified Party with respect to any settlement made by an Indemnified Party without your consent, which consent shall not be unreasonably withheld, delayed or conditioned. You shall not be required to pay the fees and expenses of separate counsel for an Indemnified Party after you have undertaken the defense of the claim with counsel selected by you, which counsel is reasonably satisfactory to the Indemnified Party unless in the opinion of counsel to the Indemnified Party the counsel so selected has a conflict of interest or such selected counsel's representation of the Indemnified Party would otherwise be inappropriate. In any event, you shall not be required hereunder to pay the fees and expenses of more than one separate firm (plus local counsel if required) for all Indemnified Parties.

          In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against you or any of your subsidiaries or affiliates in which such Indemnified Party is not named as a defendant, you agree to reimburse Merrill Lynch for all reasonable out-of-pocket expenses incurred by it in connection with such Indemnified Party's appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and expenses of its legal counsel.

          The provisions of this Section 6 shall be superseded by the definitive Credit Documents.

          7. Costs and Expenses. By executing this Commitment Letter, you agree to reimburse Merrill Lynch and its affiliates upon request made from time to time for their reasonable out-of-pocket expenses (including, without limitation, expenses of Merrill Lynch's due diligence investigation, consultants' fees (if such consultants are engaged by Merrill Lynch with your consent (which consent shall not be unreasonably withheld, delayed or conditioned)), syndication expenses, appraisal and valuation fees and expenses, reasonable travel expenses, and the reasonable fees, disbursements and other charges of counsel) incurred in connection with the Credit Facilities and the negotiation, preparation, execution and delivery, waiver or modification, administration, collection and enforcement of this Commitment Letter, the Term Sheet, the Fee Letter, the Credit Documents and the security arrangements in connection therewith. The provisions of this Section 7 shall be superseded by the definitive Credit Documents.

          8. Confidentiality. You agree that this Commitment Letter, the Term Sheet, the Fee Letter, the contents of any of the foregoing and Merrill Lynch's and/or its affiliates' activities pursuant hereto or thereto is confidential and shall not be disclosed by you to any person without the prior written consent of Merrill Lynch and any such affiliate, other than your officers, directors, employees, accountants, attorneys and other advisors, and then only in connection with the Transactions and on a confidential and need-to-know basis, except that you may disclose the Commitment Letter and the Term Sheet (but not the Fee Letter or any matter related to information in the Fee Letter) to Company on a confidential basis and, following your acceptance hereof (and payment of any fees due and payable upon such acceptance as set forth in the Fee Letter), you may disclose this Commitment Letter and the Term Sheet (but not the Fee Letter or any matter related to any information in the Fee Letter), and you may make such other public disclosures of the terms and conditions hereof as you are required by applicable law or compulsory legal process to make. You agree that you will permit Merrill Lynch to review and approve any reference to Merrill Lynch in connection with the Credit Facilities or the transactions contemplated hereby contained in any press release or similar public disclosure prior to public release.

          9. Termination. In the event that (i) you have not accepted this Commitment Letter by October 25, 1997 or Newco and Company have not executed a definitive Merger Agreement in form and substance acceptable to Merrill Lynch on or prior to December 1, 1997; (ii) the initial extensions of credit under the Credit Facilities do not occur on or before March 31, 1998; (iii) any circumstance described in clause (a), (b), or (c) of the second paragraph of
Section 4 shall have occurred; (iv) the Merger Agreement is terminated; or (v) Company accepts an acquisition or recapitalization proposal other than that contained in the Merger Agreement (as amended from time to time), this Commitment Letter and Merrill Lynch's commitment hereunder shall terminate (upon written notice by Merrill Lynch with respect to clause (ii) of this sentence) unless, at your request, Merrill Lynch shall, in its sole discretion, agree to an extension. Notwithstanding the foregoing, the reimbursement, indemnification and confidentiality provisions hereof and of the Term Sheet and the Fee Letter and Sections 11 and 14 of this Commitment Letter shall survive any termination of this Commitment Letter or Merrill Lynch's commitment hereunder.

          10. Assignment, etc. This Commitment Letter and Merrill Lynch's commitment hereunder shall not be assignable by either party hereto without the prior written consent of the other party hereto, and any attempted assignment shall be void and of no effect; provided, however, that nothing contained in this Section 10 shall prohibit Merrill Lynch (in its sole discretion) from (i) performing any of its duties hereunder through any of its affiliates, including Merrill Lynch, Pierce, Fenner & Smith Incorporated, and you will owe any related duties (including those set forth in Section 2 above) to any such affiliate, and (ii) granting participations in, or selling assignments of all or a portion of, the commitments or the loans under the Credit Facilities as contemplated in and subject to the terms of Section 2 of this Commitment Letter and the relevant provisions of the Term Sheet. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto.

          11. GOVERNING LAW. THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW).

          12. Execution in Counterparts. This Commitment Letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Commitment Letter by telecopier shall be effective as delivery of a manually executed counterpart of this Commitment Letter.

          13. Amendments, etc. No amendment or waiver of any provision of this Commitment Letter, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto and then any such waiver, consent or approval shall be effective only in the specific instance and for the specific purpose for which given. By executing this Commitment Letter, you acknowledge that this Commitment Letter, the Term Sheet and the Fee Letter are the only agreements between you and Merrill Lynch with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto.

          14. Waiver of Jury Trial. Each of you and Merrill Lynch (in each case on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of any of the Transactions, the other transactions contemplated by this Commitment Letter, or the performance by Merrill Lynch or any of its affiliates of the services contemplated by this Commitment Letter.

          15. Public Announcements. You acknowledge that Merrill Lynch may, at its option and expense, after the consummation of the Merger place an announcement (in form and substance reasonably satisfactory to you) in such newspapers and periodicals as it may choose, stating that Merrill Lynch has acted in the capacity set forth in this Commitment Letter.

          16. Notices. Any notice given pursuant to any of the provisions of this Commitment Letter shall be in writing and shall be mailed or delivered, if to you, at your address set forth on page one of this Commitment Letter to the attention of Benjamin D. Chereskin, with a copy to William J. Hunkler, III, also with a copy to Andrew M. Kaufman, Esq. at Kirkland & Ellis, 200 E. Randolph Drive, Chicago, Illinois 60601; and if to Merrill Lynch, at the offices of Merrill Lynch, World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, Attention: Brian E. O'Callahan, with a copy to Michael E. Michetti, Esq., at Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005.

          17. Release of Madison. Upon the execution and delivery by Company of definitive documentation in respect of the Credit Facilities and the occurrence of the initial borrowing thereunder and Company's assumption of your obligations hereunder, you shall be released from your obligations set forth in this Commitment Letter.

          18. Documents Read as an Entirety. Notwithstanding any other provision set forth herein as in the Fee Letter or the Term Sheet, the parties hereby agree that this Commitment Letter, the Fee Letter and the Term Sheet are to be construed together.

                           [Signature Page Follows]

          Please confirm that the foregoing correctly sets forth our agreement of the terms hereof and the Fee Letter by signing and returning to Merrill Lynch the duplicate copy of this Commitment Letter and the Fee Letter enclosed herewith. Upon your acceptance hereof, this Commitment Letter shall constitute a binding agreement between you and Merrill Lynch; provided Merrill Lynch shall have received your executed duplicate copies not later than 5:00 p.m., New York City time, on October 25, 1997, at which time Merrill Lynch's commitment hereunder will expire in the event Merrill Lynch has not received such executed duplicate originals.

          We are pleased to have this opportunity and we look forward to working with you on this transaction.

          This letter amends and restates the Credit Facilities Commitment Letter dated September 11, 1997 between you and Merrill Lynch and the Term Sheet attached thereto, and upon execution and delivery hereof such prior Credit Facilities Commitment letter and prior Term Sheet are terminated and void.

                              Very truly yours,

                              MERRILL LYNCH CAPITAL CORPORATION

                              By:
                                 ------------------------------
                                 Name:
                                 Title:

Accepted and agreed to as of
the date first written above:

MADISON DEARBORN PARTNERS II, L.P.

By:  MADISON DEARBORN PARTNERS, INC.



     ------------------------------
     Name:
     Title:

CONFIDENTIAL                                                           EXHIBIT A

                      SUMMARY OF TERMS AND CONDITIONS/a/



Borrower:                    Tuesday Morning Corporation, a Delaware corporation
                             ("Company" or "Borrower").

Arranger:                    Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner
                             & Smith Incorporated ("Merrill Lynch") will act as sole and exclusive arranger, syndication agent and documentation agent (the "Arranger") for a syndicate of financial institutions (the
                             "Lenders").

Administrative Agent:        A Lender or other financial institution to be
                             selected by Merrill Lynch in consultation with Borrower and reasonably acceptable to Borrower.

Facilities:                  Credit facilities (the "Credit Facilities") to be
                             made available to Borrower, such Credit Facilities comprising:

                               (A) Term Loan Facilities. Term loan facilities in an aggregate principal amount of $110 million (the "Term Loan Facilities"), such aggregate principal amount to be allocated among (i) a Term Loan A Facility in an aggregate principal amount of $40 million (the "Term Loan A Facility"), and
                               (ii) a Term Loan B Facility in an aggregate principal amount of $70 million (the "Term Loan B Facility"). Loans under the Term Loan Facilities are herein referred to as "Term Loans."

------------------------
/a/ Capitalized terms used herein and not defined shall have the meanings assigned to such terms in the attached Commitment Letter. References herein to "$" or "US$" are to United States Dollars. For all purposes of this Term Sheet, the "subsidiaries" of Newco or Company shall be deemed to include those entities that will become subsidiaries of Newco or Company in connection with the Transactions.

                               (B) Revolving Facility. Borrowing base revolving credit facility (the "Revolving Facility") in an aggregate principal amount of $90 million. Loans under the Revolving Facility are herein referred to as "Revolving Loans"; the Term Loans and the Revolving Loans are herein referred to collectively as "Loans". A portion of the Revolving Facility to be mutually determined will be available to Borrower as a letter of credit subfacility.

                             The Arranger will have the right to reallocate commitment amounts among the facilities in consultation with and on a basis reasonably acceptable to Borrower.

                             After the Closing Date, Borrower may request that any of the Lenders agree (or to the extent that the existing Lenders decline to provide the Increased Facility Amount, new Lenders ("New Lenders") reasonably acceptable to the Arranger and the Administrative Agent) to increase the Revolving Facility by up to $25 million (the "Increased Facility Amount"), which increase shall not require the consent of any Lender (other than any Lender (or New Lender) agreeing to make available the increase in the Revolving Facility), if no default or event of default has occurred and is continuing and the ratio of total debt to EBITDA for the most recent trailing four quarter period is less than or equal to a ratio to be negotiated and certain other credit statistics to be determined are satisfied.

Documentation:               Usual for facilities and transactions of this type
                             and reasonably acceptable to Borrower and the Arranger. The documentation for the Credit
                             Facilities will include, among others, a credit agreement (the "Credit Agreement"), guarantees and appropriate collateral documents (collectively, the
                             "Credit Documents"). Newco, Borrower and each of
                             Borrower's subsidiaries party to the Credit
                             Documents are herein referred to as the "Credit
                             Parties."

Transactions:                Madison Dearborn Partners, Inc. ("Madison") intends
                             to form a new corporation ("Newco") which will enter into a merger agreement (the "Merger
                             Agreement") with Borrower pursuant to which Newco will acquire (the "Acquisition") not less than 80%
                             (on a fully diluted basis) of the capital stock of Borrower after giving effect to the consummation of the transactions described herein. It is currently anticipated that management of Borrower would continue their equity interest in Borrower after giving effect to the Merger in an amount of capital stock of Borrower such that after giving effect to the Merger such management would continue to have an equity interest in New Borrower (as defined below) on a fully diluted basis as of the date of consummation of the Merger in an amount reasonably acceptable to the Arranger (the "Management
                             Rollover"). Pursuant to the Merger Agreement, Newco will merge (the "Merger") with and into Borrower and Borrower will be the survivor ("New Company" or "New Borrower"). Pursuant to the Merger Agreement, the consideration per share to be paid to the holders of Borrower's common stock which are cashed out in the Merger shall not exceed $25 per share and $325 million in the aggregate. In connection with the consummation of the Acquisition (i) Newco will raise gross proceeds of $115 million (less the amount of the Management Rollover) from the issuance by it to one or more of affiliates of Madison of common equity of Newco or pay-in-kind preferred equity of Newco (the "PIK Preferred") having terms and conditions satisfactory to the Arranger (the "Equity Financing"), (ii) Borrower will raise gross cash proceeds of $100 million from the issuance by Borrower of unsecured senior subordinated notes (the "Senior Subordinated
                             Notes") on terms and conditions and pursuant to documentation satisfactory to the Arranger and with no scheduled payments of principal prior to scheduled maturity (the "Senior Subordinated
                             Financing"), and (iii) Borrower will enter into the Credit Facilities described herein.

                             In addition, upon consummation of the Merger, Borrower intends to repay all other indebtedness and terminate all commitments to make extensions of credit under the existing credit facilities of Borrower and its subsidiaries (the "Existing Debt") (it being understood that certain other debt, such as trade debt, capital leases and certain other debt reasonably acceptable to the Arranger (including the outstanding mortgage debt not to exceed an aggregate principal amount of $5 million) shall remain in place and the term "Existing Debt" shall not include any such debt). The Acquisition, the Merger, the Equity Financing, the Senior Subordinated Financing, the repayment of all debt and cancellation of all commitments to make extensions of credit under the Existing Debt (the "Existing Debt Repayment"), and the entering into and borrowings under the Credit Facilities by the parties herein described are herein referred to as the "Transactions".


Availability/Purpose:        (A)  Term Loan Facilities. Loans under the Term
                             Loan Facilities shall be available, subject to the conditions set forth herein, in a single draw on the date on which the Merger is consummated and all other conditions to closing have been met (the
                             "Closing Date"), to finance the Merger and the Existing Debt Repayment and to pay related fees and expenses. Amounts borrowed under the Term Loan
                             Facilities that are repaid or prepaid may not be reborrowed.

                             (B) Revolving Facility. The Revolving Facility will be available, subject to the conditions set forth herein, for the purposes described above in the form of revolving loans and letters of credit on and after the Closing Date until the Revolving Loan Maturity Date (as defined below under "Final Maturity and Amortization") in an amount equal to the lesser of (x) the commitments thereunder then in effect, and (y) the Borrowing Base then in effect. Amounts repaid under the Revolving Facility may, subject to the conditions set forth herein, be reborrowed to the extent of the commitments under the Revolving Facility then in effect. The "Borrowing Base" shall be defined in a manner reasonably satisfactory to Borrower and the Arranger.

Annual Cleandown:            For a consecutive 30-day period during each
                             calendar year beginning in 1998, the aggregate principal amount of Loans outstanding under the Revolving Facility shall be reduced to an amount to be determined.

Termination of               The commitments in respect of the Credit Facilities
Commitments:                 will terminate in their entirety on March 31, 1998
                             if the initial funding under the Credit Facilities does not occur on or prior to such date. The unused commitments in respect of the Term Loan Facilities shall terminate in their entirety on the Closing
                             Date immediately after the making of the Term Loans on such date. Commitments once terminated or reduced may not be reinstated.

Guarantors:                  Each of Borrower's and New Borrower's direct and
                             indirect domestic subsidiaries existing on the Closing Date or thereafter created or acquired shall unconditionally guarantee, on a joint and several basis, all obligations of Borrower (and after the Merger, of New Borrower) under the Credit
                             Facilities and under each interest rate protection agreement entered into with a Lender or an affiliate thereof.

                             Each guarantor of any of the Credit Facilities is herein referred to as a "Guarantor" and its guarantee is referred to herein as a "Guarantee."

Security:                    The Credit Facilities, the Guarantees, and the
                             obligations of Borrower under each interest rate protection agreement entered into with a Lender or an affiliate thereof will be secured by (A) a perfected first priority lien on, and pledge of, all of the capital stock and intercompany notes of each of the direct and indirect subsidiaries of Borrower and New Borrower existing on the Closing Date or thereafter created or acquired, except that to the extent that the pledge thereof would cause material adverse tax consequences, such pledge with respect to foreign subsidiaries shall be limited to 65% of the capital stock of "first tier" foreign subsidiaries, and (B) a perfected first priority lien on, and security interest in, all of the tangible and intangible properties and assets
                             (including all real property interests, contracts and contract rights) of Borrower and New Borrower and their respective direct and indirect domestic subsidiaries existing on the Closing Date or thereafter created or acquired, except for those properties and assets which the Arranger shall determine in its sole discretion that the costs of obtaining such security interest are excessive in relation to the value of the security to be afforded thereby (it being understood that none of the foregoing shall be subject to any other liens or security interests, except for certain customary exceptions to be agreed upon) (all of such collateral, the "Collateral"). The Credit Documents will provide for the release at the expense of Borrower of the lien on the Collateral in respect of the Credit Facilities upon (x) any sale or consensual disposition thereof permitted by the Credit Documents and (y) any mortgage or sale-leaseback of the existing warehouse as and to the extent described herein and permitted by the Credit
                             Documents.


Final Maturity and
Amortization:                (A) Term Loan Facilities. The Term Loan A Facility
                             will mature on the date which is five years after Closing Date, and the Term Loan B Facility will mature on the date which is seven years after the Closing Date. Amounts outstanding under the Term
                             Loan Facilities will amortize on a quarterly basis beginning at the end of the first full fiscal quarter after the Closing Date in aggregate principal amounts to be determined and acceptable to Borrower and the Arranger.

                             (B) Revolving Facility. The Revolving Facility will mature on the date which is five years after the Closing Date (the "Revolving Loan Maturity Date").

Letters of Credit:           Letters of credit under the Revolving Facility
                             ("Letters of Credit") will be issued by a Lender selected by the Arranger and reasonably satisfactory to Borrower thereof (in such capacity, the "L/C Lender"). Each standby letter of credit shall expire no later than the earlier of (a) twelve months after its date of issuance or (b) the fifth business day prior to the Revolving Loan
                             Maturity Date. Each trade letter of credit shall expire no later than the earlier of (a) 180 days after its date of issuance, or (b) the fifth business day prior to the Revolving Loan Maturity
                             Date. In the case of any letter of credit, notwithstanding the foregoing, such Letter of Credit may continue beyond the Revolving Loan
                             Maturity Date if the cash collateralization thereof or other arrangements therefor in each case reasonably satisfactory to the Administrative Agent are provided pursuant to documentation reasonably satisfactory to the Administrative Agent. The issuance of all Letters of Credit shall be subject to the customary procedure of the L/C Lender.

                             Drawings under any Letter of Credit shall be reimbursed by Borrower thereof on the same business day. To the extent that Borrower does not reimburse the L/C Lender on the same business day, there shall be an automatic draw made under the Revolving Facility from the Lenders thereunder pro rata (subject to the conditions set forth in the Credit Agreement). Absent such a draw, the Lenders under the Revolving Facility shall be irrevocably obligated to reimburse the L/C Lender pro rata based upon their respective commitments, with the amount of such reimbursement payment being deemed to be a drawing under the Revolving Facility.

Letter of Credit Fees:       Letter of Credit fees will be payable on the daily
                             average undrawn face amount of each Letter of Credit at a rate per annum equal to the applicable margin for Revolving Loans which are LIBOR loans in effect at such time (but in no event less than an amount to be agreed upon per Letter of Credit), which fees shall be paid quarterly in arrears, plus an issuing fee on the face amount of each Letter of Credit equal to 0.25% per annum (but not less than an amount to be agreed upon per Letter of Credit) shall be payable to the L/C Lender for its own account, which fee shall be paid upon issuance.

Interest Rates and Fees:     Interest rates and fees in connection with the
                             Credit Facilities will be as specified on Annex I attached hereto.

                             Borrower will be entitled to make borrowings based on the ABR plus the applicable margin or LIBOR plus the applicable margin. Borrower may select interest periods for LIBOR loans of one, two, three or six months for LIBOR borrowings. Interest on ABR loans will be paid quarterly in arrears and interest on LIBOR loans will be payable at the end of each interest period and, in the case of any interest period longer than three months, no less frequently than three months. Interest on all borrowings shall be calculated on the basis of the actual number of days elapsed over a 360-day year in the case of LIBOR Loans and 365 or 366-day year in the case of ABR Loans.

Default Rate:                The applicable interest rate (including applicable
                             margin) plus 2.00% per annum.

Mandatory Prepayments/       The Term Loan Facilities will be required
Reductions in Commitments:   to be prepaid with (a) 75% of annual Excess Cash
                             Flow (to be defined) (such percentage to be reduced to 50% upon achievement of a ratio of total senior debt to trailing four quarter EBITDA of less than or equal to 3.50 to 1.0), (b) 100% of the net proceeds (including casualty insurance proceeds) if not reinvested within a specified time pe-riod of asset sales and other asset dispositions for proceeds in excess of a certain threshold to be mutually agreed (subject to customary exceptions for inventory, used or obsolete equipment, etc.),
                             (c) 100% of the net proceeds of the issuance or incurrence of debt or of any sale and lease-back for proceeds in excess of a certain threshold to be mutually agreed, and (d) 50% of the net proceeds from any issuance of equity securities in any public offering or private placement or from any capital contribution. Notwithstanding clause (c) of the preceding sentence (or clause (b) with respect to a sale-leaseback), in the event that (i) no Default or Event of Default shall have occurred and be continuing or arise therefrom, (ii) Borrower is in compliance with all covenants under the Credit
                             Agreement, and (iii) Borrower has achieved certain credit measures to be mutually agreed upon, then of the net cash proceeds of up to an amount to be agreed upon of new indebtedness incurred by Borrower (or sale-leaseback proceeds) in accordance with the Credit Agreement and secured by the existing warehouse facility of Borrower, only 50% need be applied to prepay the Term Loan Facilities
                             (and such 50% not so applied may be used by Borrower in any manner permitted by the Credit
                             Agreement).

                             The Credit Documents shall permit, so long as no Default or Event of Default then exists or would arise therefrom, the sale of the existing warehouse facility after the construction or acquisition of a new warehouse facility so long as the net proceeds of such sale are applied as follows: (I) Within 30 days some or all of such net proceeds may be applied either (1) to pay off the amount of any financing permitted by the Credit Documents incurred in connection with the acquisition or construction of, or permanent refinancing of indebtedness incurred for acquisition or construction of, the new warehouse facility (the "New Warehouse Financing") (and such amount so applied need not be applied to prepay the Term Loans) or

                             (2) to prepay the Term Loans; (II) Within two business days after such 30th day an amount of the net proceeds of the sale of the existing warehouse facility equal to the remainder, if any, of (1) the amount of the New Warehouse Financing, less (2) the amount of such net proceeds of such sale applied during such 30 day period to repay the New Warehouse Financing or to prepay the Term Loans shall be applied to prepay the Term Loans; and
                             (III) In addition, on such second business day the Term Loan Portion (as defined below) of any net proceeds of the sale of the existing warehouse facility remaining after the foregoing permitted and required applications (the "Remaining Amount"), shall be applied to prepay the Term Loans. The "Term Loan Portion" shall be 50% of the Remaining Amount if (i) no Default or Event of Default shall have occurred and be continuing or would arise therefrom, (ii) Borrower is in compliance with all covenants under the Credit Documents, and (iii) Borrower has achieved certain credit measures to be mutually agreed upon, and shall be 100% of the Remaining Portion if each of the foregoing conditions are not satisfied as of such second business day. If the Term Loan Portion is 50%, then the remaining 50% of the Remaining Amount may be used by Borrower in any manner permitted by Credit Documents.

                             "Net proceeds" shall be defined in a manner reasonably acceptable to the Arranger and Borrower and shall include deductions such as amounts applied to debt secured by the asset sold, taxes, costs of sale, underwriting expenses, offering expenses, etc.

                             Mandatory prepayments will be applied pro rata among the Term Loan Facilities based on the aggregate principal amount of Term Loans then outstanding under each such Term Loan Facility. Any application to any Term Loan Facility shall be applied pro rata to the remaining scheduled amortization payments under such Term Loan Facility, as the case may be. Notwithstanding the foregoing, any holder of

                             Term Loans under the Term Loan B Facility may, to the extent that Term Loans are outstanding under the Term Loan A Facility, elect not to have mandatory prepayments applied to such holder's Loans under the Term Loan B Facility, in which case the aggregate amount of such prepayment to be applied to such holder's Loans under the Term Loan B Facility shall be applied to the Term Loans under the Term Loan A Facility pro rata. If no Term Loans are outstanding under the Term Loan A Facility, such election to decline prepayments shall not be available. To the extent that the amount to be applied to the prepayment of Term Loans exceeds the aggregate amount of Term Loans then outstanding, such excess shall be applied to the Revolving Facility to permanently reduce the commitments thereunder.

                             Revolving Loans will be immediately prepaid to the extent that the aggregate extensions of credit under the Revolving Facility exceed the lesser of
                             (x) commitments then in effect under the Revolving Facility, and (y) the Borrowing Base then in effect. To the extent that the amount to be applied to the repayment of the Revolving Loans exceeds the amount thereof then outstanding, Borrower shall cash collateralize outstanding Letters of Credit.

Voluntary Prepayments/
Reductions in Commitments:   (A)  Term Loan Facilities.  Borrowings under the
                             Term Loan Facilities may be prepaid at any time in whole or in part at the option of Borrower, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty except, in the case of LIBOR borrowings, prepayments not made on the last day of the relevant interest period.
                             Voluntary prepayments under the Term Loan
                             Facilities will be applied pro rata among the Term
                             Loan Facilities and as to any Term Loan Facility pro rata against the remaining scheduled amortization payments under such Term Loan
                             Facility.

                             Notwithstanding the foregoing, any holder of Term Loans under the Term Loan B Facility may, to the extent that Term Loans are outstanding under the Term Loan A Facility, elect not to have voluntary prepayments applied to such holder's Loans under the Term Loan B Facility, in which case the aggregate amount of such prepayment to be applied to such holder's Loans under the Term Loan B Facility shall be applied to the Term Loans under the Term Loan A Facility. If no Term Loans are outstanding under the Term Loan A Facility, such election to decline prepayments shall not be available.

                             (B) Revolving Facility. The unutilized portion of the commitments under the Revolving Facility may be reduced and loans under the Revolving Facility may be repaid at any time, in each case, at the option of Borrower, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except, in the case of LIBOR borrowings, prepayments not made on the last day of the relevant interest period).

Conditions to Effectiveness  The effectiveness of the Credit Documents
and to Initial Loans:        and the making of the initial Loans shall be
                             subject to conditions precedent that are usual for facilities and transactions of this type, to those specified below and in the Commitment Letter and to such additional conditions precedent as may reasonably be required by the Arranger (all such conditions to be satisfied in a manner reasonably satisfactory in all respects to the Arranger), including, but not limited to, execution and delivery of the Credit Documents reasonably acceptable in form and substance to the Lenders;
                             delivery of satisfactory borrowing certificates;
                             receipt of valid security interests as contemplated hereby; accuracy of representations and warranties in all material respects; absence of defaults and material litigation; evidence of authority;
                             compliance with laws in all material respects; and adequate insurance and payment of fees.

                             The effectiveness of the Credit Documents and the making of the initial Loans will be subject to the following additional conditions:

                             (A) The delivery, prior to the Closing Date of (i) legal opinions in form and substance reasonably satisfactory to the Arranger, (ii) officers' certificates, together with the accompanying charter documents and corporate resolutions, in form and substance reasonably satisfactory to the Arranger, (iii) a certificate from the chief financial officer of Borrower and, at Borrower's expense (not to exceed 50% thereof up to $25,000), an opinion of a nationally recognized appraisal firm or valuation consultant reasonably satisfactory to the Arranger in form and substance reasonably satisfactory to the Arranger with respect to the solvency of each Credit Party immediately after the consummation of the Transactions to occur on the Closing Date, and (iv) other closing documents customary for such agreements or reasonably requested by the Arranger.

                             (B) The Board of Directors of Newco and Borrower shall have authorized and approved the Transactions and the Arranger shall have received satisfactory evidence of the same. Newco and Borrower shall have entered into the Merger Agreement, which shall be in full force and effect. The terms, conditions and structure of the Acquisition and the Merger Agreement, including any amendments thereto (and the documentation therefor (including all proxy solicitation materials)) shall be in form and substance reasonably satisfactory to the Arranger and the Required Lenders. The Acquisition, the Merger and the Existing Debt Repayment and the financing therefor shall be in compliance in all material respects with all laws and regulations including any state antitakeover laws applicable to such transactions. Borrower shall not have any "poison pill" rights or shall have redeemed such rights at a nominal price, or the Arranger shall otherwise be reasonably satisfied that such rights are null and void as applied to the Merger. The Arranger shall have received copies, certified by Borrower, of all filings made with any governmental authority in connection with the Merger and the other Transactions. The Merger shall have been consummated.

                             (C) All material conditions to the Merger shall have been satisfied in all material respects, and not waived, amended, supplemented or otherwise modified in any material respect except with the consent of the Arranger and the Required Lenders (not to be unreasonably withheld or delayed), to the reasonable satisfaction of the Arranger and the Required Lenders. The consideration per share of common stock in the Merger shall not exceed $25 per share and an aggregate of $325 million for all shares. The nature and amount of the Management Rollover shall be reasonably satisfactory to the Arranger. The Arranger shall have received satisfactory evidence that fees and expenses in connection with the Transactions will not exceed $20 million.

                             (D) Borrower shall have received aggregate gross proceeds (i.e., before payment of expenses, underwriting fees, discounts and the like) of at least $100 million from the Senior Subordinated Financing pursuant to agreements, and terms and conditions thereunder, in form and substance reasonably satisfactory to the Arranger.

                             (E) Newco shall have received aggregate gross proceeds (i.e., before payment of expenses, underwriting fees, discounts and the like) from the Equity Financing of at least $115 million pursuant to agreements, and terms and conditions thereunder, in form and substance reasonably satisfactory to the Arranger. The terms and conditions, and the documentation therefor, of any PIK Preferred shall be reasonably satisfactory to the Arranger.

                             (F) Each of the Transactions (other than extensions of credit under the Credit Facili-

                             ties) shall have been consummated in all material respects in accordance with the terms hereof and the terms of documentation therefor (without the waiver of any material condition unless consented to by the Arranger and the Required Lenders) that are in form and substance reasonably satisfactory to the Arranger.

                             (G) Immediately after the consummation of the transactions, Madison shall own at least 80% (on a fully diluted basis) of the voting common equity of Borrower and 80% of the economic interest in Borrower.

                             (H) All obligations of Borrower and its
                             subsidiaries with respect to the Existing Debt shall be repaid in full (or provisions made therefor satisfactory to the Arranger) and all lending commitments thereunder terminated to the reasonable satisfaction of the Arranger with all security interests in favor of existing lenders being unconditionally released and evidence thereof reasonably satisfactory to the Arranger shall have been provided in writing. The Arranger shall have received a "pay-off" letter with respect to all such debt repaid to the extent "pay-off" letters are customarily issued with respect to such debt.

                             (I) All requisite third parties and governmental authorities (domestic and foreign) shall have approved or consented to the Transactions and the other transactions contemplated hereby (without the imposition of any materially burdensome or materially adverse conditions) and all such approvals and consents shall be in full force and effect (or there shall be a plan reasonably satisfactory to the Arranger for the obtaining thereof). All applicable waiting periods shall have expired without any action being taken by any competent authority which restrains, prevents, or imposes materially adverse conditions upon the Transactions.

                             (J) The Arranger shall be reasonably satisfied with the employment and consultant status (as well as employment agreements) of Jerry M. Smith (President and CEO) and Lloyd Ross (Chairman), and the Arranger shall be reasonably satisfied with the amount and terms and conditions of current management's equity interest in Borrower after giving rise to the transactions.

                             (K) There shall not have occurred or become known
                             (i) any material adverse change or any condition or event that could reasonably be expected to result in a material adverse change in the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties, prospects or material agreements (each, a "Material Adverse Change" (it being understood that the definition of Material Adverse Change shall not include "prospects" after the Closing Date)) of Newco, Borrower or New Borrower, together with Borrower's or New Borrower's subsidiaries taken as a whole, as the case may be (and before and after giving effect to the Transactions) since December 31, 1996, (ii) any facts or circumstances discovered by the Lenders in the course of their ongoing due diligence investigation of the Transactions, Newco, Borrower, New Borrower and Borrower's and New Borrower's subsidiaries after giving effect to the Transactions, and the other transactions contemplated hereby, which would be materially inconsistent with the assumptions underlying the projections delivered to the Lenders in syndication, (iii) any transaction (other than the Transactions) entered into by Newco, Borrower or any of Borrower's subsidiaries, whether or not in the ordinary course of business, that, in the reasonable judgment of the Required Lenders, would be materially adverse to Newco or Borrower, together with Borrower's subsidiaries taken as a whole, or (iv) any dividend or distribution of any kind declared or paid by Borrower on its capital stock.

                             (L) There shall not exist any threatened or pending action, proceeding or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, (i) challenging the consummation of any of the Transactions or which would restrain, prevent or impose materially burdensome conditions on the Transactions, individually or in the aggregate, or any other transaction contemplated hereunder, (ii) seeking to prohibit the ownership or operation by Borrower or any of its subsidiaries of all or a material portion of any of their businesses or assets or (iii) seeking to obtain, or having resulted in the entry of, any judgment, order or injunction that (a) would restrain, prohibit or impose materially adverse conditions on the ability of the Lenders to make the Loans under the Credit Facilities, (b) could be reasonably expected to result in a Material Adverse Change with respect to Newco, Borrower or New Borrower, together with Borrower's or New Borrower's subsidiaries taken as a whole, as the case may be (and before and after giving effect to the Transactions), (c) could reasonably be expected to affect the legality, validity or enforceability of any Credit Document or any documents relating thereto or could reasonably be expected to have a material adverse effect on the ability of any Credit Party to fully and timely perform their obligations under the Credit Documents or the rights and remedies of the Lenders, or (d) is seeking any material damages as a result thereof.

                             (M) The Arranger and the Required Lenders shall be satisfied (in their reasonable judgment) with the proposed and actual capitalization and corporate and organizational structure of Newco, Borrower, New Borrower and New Borrower's subsidiaries (after giving effect to the Transactions), including as to direct and indirect ownership and as to the terms of the indebtedness and capital stock of Newco, New Borrower, and their respective subsidiaries. Immediately after giving ef-fect to the Transactions, New Borrower shall have no outstanding indebtedness or preferred stock other than the Loans, the Senior Subordinated Notes, any PIK Preferred issued as part of the Equity Financing and certain other debt reasonably acceptable to the Arranger (such as trade debt, capital leases and other debt disclosed to the Arranger (including outstanding mortgage debt not to exceed an aggregate principal amount of $5.0 million)).

                             (N) Any material defaults in any material agreements of Newco, Borrower or New Borrower or any of Borrower's or New Borrower's subsidiaries that may result from the Transactions shall have been resolved or otherwise addressed in a manner reasonably satisfactory to the Arranger; and no law or regulation adopted, proposed or applicable after the date of the Commitment Letter shall be applicable in the reasonable judgment of the Arranger that restrains, prevents or imposes materially adverse conditions upon any material component of the Transactions or the financing thereof, including the extensions of credit under the Credit Facilities.

                             (O) All other material documentation and agreements related to the Transactions or which, in the judgment of the Arranger, affects the extension of credit under the Credit Facilities in any material respect shall be in form and substance reasonably satisfactory to the Arranger; and all material conditions precedent under all documentation relating to the consummation of the Transactions (other than the conditions precedent set forth in the Credit Agreement) or the financing or refinancing thereof as the case may be shall have been satisfied in all material respects (except to the extent such conditions have been waived with the prior consent of the Arranger and the Required Lenders (such consent not to be unreasonably withheld or delayed)).

                             (P) All loans and other financing to Newco and Borrower shall be in full compliance with all applicable requirements of Regulations G, T, U and X of the Board of Governors of the Federal Reserve System.

                             (Q) All accrued fees and expenses then due and payable (including the reasonable fees and expenses of counsel to the Lenders, the Arranger and the Administrative Agent) of the Lenders, the Arranger and the Administrative Agent in connection with the Credit Documents shall have been paid.

                             (R) The Arranger shall have received reasonably satisfactory third-party environmental reports (including Phase 1 reports) of Newco, Borrower, New Borrower and Borrower's and New Borrower's subsidiaries. The Arranger shall have determined that reasonably satisfactory insurance relating to Borrower and its subsidiaries will be in place on and after the Closing Date.

                             (S) The Arranger shall be reasonably satisfied as to the amount and nature of all tax, ERISA, employee retirement benefit, and other contingent liabilities to which Newco, Borrower, New Borrower or any of Borrower's or New Borrower's subsidiaries may be subject, and the plans of Newco, Borrower, New Borrower and Borrower's or New Borrower's subsidiaries with respect thereto.

                             (T) The Lenders shall have received a reasonably satisfactory pro forma balance sheet of New Borrower and its subsidiaries as at the Closing Date and after giving effect to the Transactions and the financings contemplated hereby, which pro forma balance sheet shall be substantially in conformity with that delivered to the Lenders during syndication. The Lenders shall have received projected cash flows and income statements for the period of seven years following the Closing Date, which projections shall be (i) based upon reasonable assumptions made in good faith, (ii) reasonably satisfactory to the Lenders and (iii) substantially in conformity with those projections delivered to the Lenders during syndication. The Lenders shall have received
                             (i) audited financial statements of Borrower for 1994 through 1996 and (ii) unaudited interim combined financial statements of Borrower for each fiscal month and quarterly period ended subsequent to June 30, 1997 as to which such financial statements are available, and such financial statements shall not, in the reasonable judgment of the Lenders, reflect any Material Adverse Change with respect to Borrower as compared with the financial statements or projections previously furnished to the Lenders.

                             (U) The Lenders shall have received a reasonably satisfactory business plan or budget for Borrower and its subsidiaries after giving effect to the Transactions for the remainder of the 1997 fiscal year and the fiscal year 1998.

                             (V) The Lenders shall have received the results of a recent lien, tax and judgment search in each of the jurisdictions and offices where assets of each of Newco, Borrower and their respective subsidiaries are located or recorded, and such search shall reveal no liens on any of their assets except for liens permitted by the Credit Documents or liens to be discharged in connection with the transactions contemplated hereby.

                             (W) For the trailing four quarter period immediately prior to the Closing Date Borrower's EBITDA shall not be less than $33.5 million, and the Arranger shall have received a satisfactory officers' certificate certifying as to the same (including satisfactory schedules and other supporting data).

                             (X) The Lenders shall have received the report of an independent field examination, reasonably satisfactory in form and substance to the Lenders, with respect to the inventory of Borrower and its subsidiaries and shall be reasonably satisfied with the results thereof

                             (it being understood that Borrower shall not be responsible for more than $10,000 of expenses for such field examination).

                             (Y) The Lenders shall have received such other legal opinions, corporate documents and other instruments and/or certificates as the Arranger or the Required Lenders may reasonably request.


Conditions to All            Each extension of credit under the Credit
Extensions of Credit:        Facilities will be subject to the (i) absence of
                             any Default or Event of Default, and (ii) continued accuracy of representations and warranties in all material respects (except representations and warranties which are made only as of a prior date).


Representations and          Customary for facilities similar to the Credit
Warranties:                  Facilities and such additional representations and
                             warranties as may be reasonably required by the Arranger, including, but not limited to, no Default or Event of Default; absence of Material Adverse
                             Change; receipt of financial statements (including pro forma financial statements); absence of undisclosed liabilities or material contingent liabilities not disclosed in writing to Arranger prior to the date hereof; compliance with laws;
                             solvency; no conflicts with laws, charter documents or agreements; good standing; payment of taxes;
                             ownership of properties; corporate power and authority; no burdensome restrictions; ERISA matters; environmental matters; labor matters;
                             absence of material litigation; use of proceeds and margin regulations; no material misstatement or omission; validity and perfection of security interests; absence of liens and security interests;
                             and accuracy of Newco's and Borrower's
                             representations and warranties in the Merger
                             Agreement.

Affirmative Covenants:       Customary for facilities similar to the Credit
                             Facilities and such others as may be reasonably required by the Arranger, including, but not limited to, maintenance of corporate existence and rights; compliance with laws; performance of obligations; maintenance of material rights and privileges; maintenance of properties in good repair; maintenance of appropriate and adequate insurance; inspection of books and properties; payment of taxes and other liabilities; notice of defaults, litigation and other adverse action; delivery of financial statements, financial projections, borrowing base certificates and compliance certificates; borrowing base reports and audits; maintenance of interest rate protection; ERISA compliance; environmental compliance; and further assurances. The financial reporting covenant will require monthly, quarterly and annual financial statements showing comparison to plan for the current year and actual for the corresponding period in the prior year, as well as an annual budget showing plan for each monthly and quarterly period in the next fiscal year as well as for such fiscal year. Quarterly and annual financial statements shall be on a consolidated and consolidating basis.

Negative Covenants:          Customary for facilities similar to the Credit
                             Facilities and such others as may be reasonably required by the Arranger, including, but not limited to, limitation on indebtedness; limitation on liens; limitation on further negative pledges;
                             limitation on loans, investments and joint ventures; limitation on guarantee or other contingent obligations; limitation on restricted payments (including dividends, redemptions and repurchases of equity interests); limitation on fundamental changes (including limitation on mergers, acquisitions and asset sales); limitation on restrictions on amending Credit Documents;
                             limitation on issuance, sale or other disposition of subsidiary stock; limitation on capital expenditures; limitation on operating leases;
                             limitation on sale-leaseback transactions;
                             limitation on sale or discount of receivables;
                             limitation on transactions with affiliates;
                             limitation on dividend and other payment restrictions affecting subsidiaries; limitation on changes in business conducted; limitation on amendment of documents relating to other indebtedness (including the Senior Subordinated Notes and the Existing
                             Debt) and other material documents; limitation on creation of subsidiaries; and limitation on prepayment or repurchase of other indebtedness.

                             The limitation on debt incurrence covenant and the limitation on lien covenant shall, subject to pro forma covenant compliance and other conditions to be mutually agreed, permit (x) the incurrence of a mortgage on the existing warehouse facility in an amount to be mutually agreed and (y) the incurrence of secured New Warehouse Financing in an amount to be agreed; provided, however, that in each case (x) and (y) (i) such debt is secured solely by the relevant warehouse and no other Collateral and (ii) the amount of the New Warehouse Financing shall be net of (or reduced by) the aggregate net amount of the proceeds of the mortgage or sale-leaseback of the existing warehouse not required to be applied to the prepayment of the Term Loans.

                             The limitation on asset sale covenant shall, subject to no Default or Event of Default then existing or arising therefrom, permit the sale of the existing warehouse facility after the construction or acquisition of a new warehouse facility, and the proceeds thereof shall be applied as required by "Mandatory Prepayments/Reductions in Commitments" above.

                             The limitation on indebtedness and lien covenant will permit (x) Indebtedness of Borrower in an aggregate principal amount that does not exceed an amount to be negotiated (but in any event not greater than the Revolving Facility) (the "Replacement Indebtedness") in the form of revolving loans and/or letters of credit, and the guaranty of such Indebtedness by domestic subsidiaries of Borrower (but only to the extent such domestic subsidiaries also guaranty the obligations of Borrower under the Credit Documents on a pari passu and equal and ratable basis); provided, however, that the Replacement Indebtedness shall only be incurred (i) on terms and conditions reasonably satisfactory to the Lenders holding at least a majority of the then outstanding principal amount of Term Loans; (ii) if all Loans and other extensions of credit under the Revolving Facility shall have been repaid, or will simultaneously be repaid, in cash in full and each of the Commitments under the Revolving Facility, have been permanently terminated (or have expired); and (iii) if no default or event of default would result from the incurrence of the Replacement Indebtedness; and (y) Liens on the assets of Borrower and any subsidiary in favor of the lenders of the Replacement Indebtedness, but only to the extent that such Liens (i) rank pari passu and equal and ratable (or are subordinate) to the Liens granted in favor of the Lenders pursuant to the Credit Documents and encumber only those assets in which the Lenders also have been granted a valid and existing Lien pursuant to the Credit Documents, and (ii) are spread between the obligations under the Credit Documents and obligations in respect of the Replacement Indebtedness on a pari passu basis and are subject to an intercreditor agreement reflecting the foregoing and reasonably satisfactory to the Arranger and the Administrative Agent and the Lenders holding at least a majority of the then outstanding principal amount of the Term Loans.

Financial Covenants:         The Credit Facilities will contain financial
                             covenants appropriate in the context of the proposed transaction based upon the financial information provided to the Arranger, including, but not limited to (definitions and numerical calculations to be set forth in the Credit
                             Agreement): minimum interest coverage ratio, minimum fixed charge coverage ratio, minimum trailing four quarter EBITDA, and maximum ratio of total debt to trailing four quarter EBITDA. The financial covenants contemplated above will be tested on a quarterly basis and will apply to Borrower and its subsidiaries on a consolidated basis. The cov-erage tests will include rental expense on terms mutually agreed by Borrower and the Arranger.

Interest Rate Management:    An amount reasonably designated by the Arranger of
                             the projected outstandings under the Term Loan
                             Facilities must be hedged on terms, by such date and for a period of time as is satisfactory to the Arranger and Borrower.


Events of Default:           Customary for facilities similar to the Credit
                             Facilities and others to be specified by the Arranger, including, but not limited to, nonpayment of principal, interest, fees or other amounts when due; violation of covenants; failure of any representation or warranty to be true in all material respects; cross-default and cross-acceleration; Change in Control (to be defined);
                             material adverse change; bankruptcy and insolvency events; material judgments; ERISA events;
                             environmental events; change of control under any other indebtedness; and actual or asserted (by any Credit Party) invalidity of any Credit Document or security interest. Events of default will be subject to customary grace periods to be mutually agreed upon by Borrower and the Arranger.

Yield Protection and         Usual for facilities and transactions of this type,
Increased Costs:             including, but not limited to, in respect of
                             reimbursement of redeployment costs in the case of prepayments (or conversion into ABR Loans) of LIBOR
                             Loans other than at the end of an interest period, taxes (including but not limited to gross-up provisions for withholding taxes imposed by any governmental authority), indemnity for breakage costs, changes in capital requirements, guidelines or policies or their interpretation or application, illegality, changes in circumstances, increased costs as a result of change in law or administration thereof, as a result of regulatory guidelines or requests, changes in reserves (to the extent not included in the interest rate) and other provisions reasonably deemed necessary by the Ar-ranger or the other Lenders to provide customary protection for Lenders.


Assignments and              No Credit Party may assign its rights or
Participations:              obligations in connection with the Credit
                             Facilities without the prior written consent of all of the Lenders.

                             Lenders shall be permitted to assign and participate Loans, notes and commitments. Non-pro rata assignments of Loans, notes, and commitments of the Credit Facilities shall be permitted. Each assignment (unless to another Lender or its affiliates) shall be in a minimum amount of $10 million (unless Borrower and the Administrative Agent otherwise consents or unless the assigning Lender's exposure is reduced to $0). All assignments, whether through novation or otherwise, shall be permitted with Borrower's consent (not to be unreasonably withheld or delayed), except that no such consent need be obtained to effect an assignment to any Lender (or any of its affiliates) or if any event of default has occurred and is continuing. Participations shall be permitted without restriction and participants will have the same benefits as the original syndicate Lenders with regard to yield protection and increased costs, collateral benefits and provision of information on the Credit Parties (it being understood that with respect to yield protection and increased cost provisions, such shall be applicable to the participant only if the Lender effecting such participation would have been entitled thereto). Voting rights of participants will be limited to proposed increases in amount, release of all or substantially all Collateral (except as permitted by the Credit Documents), decreases in interest rate or fees and extensions of scheduled final maturity date. In the case of the Revolving Facility, assignments will require the consent of the L/C Lender. Assignees will assume all of the rights and obligations of the assigning Lender. Assignments to any Credit Party or any of its af-filiates are prohibited without consent of all of the Lenders.

Voting: Amendments to and waivers of any provision of any Credit Document will require the approval of Lenders holding at least a majority of the extensions of credit and commitments (the "Required Lenders"), except that (i) the consent of all affected Lenders shall be required with respect to
                             (a) reductions of principal, interest rates or fees, (b) extensions of scheduled interest payments or final maturity or termination of commitments,
                             (c) change in any provisions requiring the consent of all of the Lenders, (d) any reduction in the percentage referred to in the definition of Required Lenders, (e) except as provided in the Credit Documents, any release of any Guarantor from its guarantee, and (f) any release of all or substantially all Collateral securing the Credit Facilities or the effectiveness of any arrangement providing that any obligation other than obligations under the Credit Documents to the Lenders and the Increased Facility Amount (or interest rate hedges with Lenders or their affiliates) will be secured by the collateral securing the Credit Facilities, (ii) no Lender's commitment shall be increased without the consent of such Lender, (iii) subject to clause (i)(b), the consent of Lenders holding at least 66-2/3% of the affected extensions of credit and commitments shall be required with respect to extensions of scheduled amortization or reductions in the amount of any amortization payment, and (iv) no waiver or amendment (or change to the application to scheduled amortization payments) of the application of any prepayment as among the Term Loans under the Term Loan A Facility and the Term Loans under the Term Loan B Facility may be effected without the consent of the Lenders holding at least 66-2/3% of the commitments and/or loans of the affected tranche. No consent of any Lender other than the Lender (or New Lender) providing the commitment therefor shall be required for the Increased Facility Amount to be part of the

                             Credit Facilities on the terms set forth earlier herein.

Expenses and                 In addition to those out-of-pocket expenses
 Indemnification:            reimbursable under the Commitment Letter, all
                             reasonable out-of-pocket expenses of the Arranger and the Administrative Agent (and the Lenders for enforcement costs and documentary taxes) associated with the preparation, execution and delivery of any waiver or modification (whether or not effective) of, and the enforcement of, any Credit Document
                             (including the reasonable fees, disbursements and other charges of counsel for the Arranger and the Administrative Agent) are to be paid by the Credit
                             Parties. The Credit Parties will indemnify each of the Arranger, the Administrative Agent and the other Lenders and hold them harmless from and against all costs, expenses (including fees, disbursements and other charges of counsel) and liabilities arising out of or relating to any litigation or other proceeding (regardless of whether the Arranger, the Administrative Agent or any such other Lender is a party thereto) that relate to the Transactions or any transactions related thereto; provided, however, that none of the Arranger, the Administrative Agent or any such other Lender will be indemnified for any cost, expense or liability to the extent such cost, expense or liability resulted from such person's gross negligence or bad faith.

Governing Law and Forum:     New York.

Waiver of Jury Trial:        All parties to the Credit Agreement waive right to
                             trial by jury.

Counsel for Arranger:        Cahill Gordon & Reindel.

                                                                         ANNEX I
                                                                         -------


Interest Rates and Fees:     Borrower will be entitled to make borrowings at
                             either the LIBOR or ABR, plus (A) with respect to LIBOR Loans, (i) in the case of Loans under the Revolving Facility, 2.500% per annum; (ii) in the case of Loans under the Term Loan A Facility,
                             2.500% per annum; and (iii) in the case of Loans under the Term Loan B Facility, 3.000% per annum;
                             and (B) with respect to ABR Loans, (i) in the case of Loans under the Revolving Facility, 1.500% per annum; (ii) in the case of Loans under the Term
                             Loan A Facility, 1.500% per annum; and (iii) in the case of Loans under the Term Loan B Facility,
                             2.000% per annum. A pricing grid showing stepdowns in such rates for Loans under the Revolving
                             Facility and the Term Loan A Facility shall be negotiated based upon improved credit measures. Two stepdowns in such rates for loans under the Term
                             Loan B Facility shall be negotiated based on improved credit measures.

                             "ABR" means the corporate base rate of interest announced by the Administrative Agent from time to time, changing when and as said corporate base rate changes. The corporate base rate is not necessarily the lowest rate charged by the Administrative Agent to its customers.

                             "LIBOR" means the rate determined by the Administrative Agent to be available to the Lenders in the London interbank market for deposits in the amount of, and for a maturity corresponding to, the amount of the applicable LIBOR Loan, as adjusted for maximum statutory reserves.

                             Commitment fees accrue on the undrawn amount of the Credit Facilities, commencing on the Closing Date. The commitment fee in respect of the Credit Facilities will be 0.50% per annum.

                             All commitment fees will be payable in arrears at the end of each quarter and upon any termination of any commitment, in each case for the actual number of days elapsed over a 365-day year.